Exhibit 4.12

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

[Unofficial English Translation of original Hebrew document]

Memorandum of Understanding- Kornit

1.	BG will establish a new manufacturing line, which shall function, subject to Section 8, for production of dedicated products for Kornit.

2.	BG estimates that the construction period for the manufacturing line referred to will be approximately [* * *]. A down payment as provided in Section 5 below shall be paid in three equal installments as follows: 1. The first installment shall be paid upon signing of this agreement. 2. The second installment shall be paid upon the arrival of [* * *] to BG's premises. 3. The third installment shall be paid upon the completion of the construction of the manufacturing line. It is agreed that if BG fails to complete the construction of the manufacturing line within [* * *] from the date of signing of this agreement, BG shall immediately return to Kornit the full down payment in cash.

3.	The manufacturing line shall include, among other things, [* * *].

4.	The production capacity potential shall remain [* * *] of products per calendar year.

5.	Kornit shall pay a down payment of USD [* * *], which shall be refunded as discount on the product price in the following manner:

USD $[* * *] per each kg. of product, up to a maximum annual rebate of USD [* * *], which constitutes an order of [* * *] of product per year.

6.	Other than due to any material breach of this agreement by BG, as defined below, which was not cured within 30 days from the date a written notice had been given by Kornit regarding such breach, this agreement shall be in force for five years with no exit points.

"Material Breach" for purposes of section 6 shall mean one of the following two: 1. BG's failure to fulfill its obligations of product delivery. 2. BG’s failure to meet the product specifications which were agreed by the parties as detailed in Exhibit ___.

It is hereby clarified for the avoidance of doubt, that the termination of the agreement by Kornit due to a material breach of BG will be the sole remedy and Kornit will not be entitled to any compensation and /or any relief from BG. In addition, even in the event of termination of the agreement by Kornit in accordance with paragraph 6 above, the unused balance of the advance will not be returned to Kornit.

7.	Kornit undertakes to purchase polymers from BG at a minimum quantity of [* * *] per year for 5 years, or [* * *] in a period shorter than 5 years, whichever is sooner, at the price listed in Section 14 hereto, plus VAT as required by law, at the times and quantities listed in the purchase orders delivered by Kornit to BG at least [* * *] in advance. It is hereby clarified that in the event Kornit ceases to buy products and does not meet the purchase minimums other than as a result of BG's material breach, then the unused balance of the down payment, will not be refunded to Kornit in any case.

8.	As long as Kornit meets the purchase minimums referred to above in Section 7 above, BG undertakes to maintain its production capacity for Kornit, and not to manufacture products using the [* * *] other than those products manufactured for Kornit.

9.	It is agreed, that during the term of the agreement and during an additional year from the expiration of the agreement, and subject to Kornit's compliance with the agreement, BG shall refrain from selling to a third party the following products: [* * *] and [* * *] and/or any other future unique product which is produced by BG for Kornit. The above is binding only upon products whose use is used as a raw material for ink for printing on textiles. Notwithstanding the foregoing, if Kornit does not wish to renew the agreement after the five year term, BG may sell the products mentioned above to any third party including for use for ink for printing on textile. If BG does not want to continue the agreement after 5 years, such obligation shall also apply for the duration of [* * *] from the agreement's termination.

10.	After the establishment of the production line, in respect of any rejected runs that did not meet the parameters agreed by the parties as detailed in Exhibit A, Kornit shall be charged [* * *] of their full value at the time, up to a total of [* * *] runs per year. Runs which passed quality control at BG and yet were disqualified by Kornit will be charged [* * *] of their full value.

11.	Until the establishment of the production line is complete, BG shall use its best efforts to create quality runs, fulfilling the above parameters. However, the company does not guarantee the amount of bad runs that may be produced. Furthermore, Kornit shall not be entitled to make any claims regarding the amount of bad runs. After the establishment of the production line, Kornit shall not be required to pay for bad runs beyond the quantity mentioned in section 10.

12.	Purchase Price denominated in US dollar shall be paid according to the USD-NIS exchange rate of the payment date, provided that such exchange rate shall not be lower than [* * *] per US$1 and polymers' prices shall be fixed at the price of "[* * *]". The consideration calculation to BG shall be calculated according to the highest rate of, and shall not be lower than the base exchange rates as determined on signing date. "USD Base exchange Rate" - the exchange rate as set by the Bank of Israel at the day of signing the agreement.

13.	"Base price for [* * *]"- ____. Once a year the Polymers' price shall be fixed at the price of [* * *] according to the [* * *] price on the payments terms.

Annual cash payment in advance before a framework order will receive a discount of [* * *]; or

Quarterly cash payment in advance before a framework order will receive a discount of [* * *];

14.	Product Prices:

[* * *]- [* * *] per every kg of product

[* * *]- [* * *]per every kg of product

Notwithstanding the above, during the year 2017, the Product Price shall be USD [* * *] per every kg of product.

15.	Any delay and/or failure to deliver as a result of facility malfunction which are not under BG's control, or is due to Force Majeure, were BG used its best effort to cure, shall not be considered a breach of an obligation by BG and shall not confer upon Kornit any right to compensation.

16.	All of the invention rights and ownership rights in the intellectual property of the products purchased by Kornit under this agreement, including but not limited to, any formulas of materials of comprising the products and/or production methods of the products and/or BG’s work methods, in the development process and specifications of materials (referred to herein as "Intellectual Property Rights"), shall remain the sole and exclusive property of BG.

17.	BG shall not transfer any of the unique manufacturing processes or formulas to Kornit.

18.	If Kornit requests that BG transfer to it the unique formulas or manufacturing processes, and if BG determines to transfer such formulas and processes, then the transfer shall be made subject to the signing of a Knowledge Transfer Agreement and according to commercial terms which would be acceptable to BG.

19.	Notwithstanding Section 18 above, on the date of the down payment, the manufacturing formulas will be placed in trust with Ashtrom Industries Ltd. ("Ashtrom"), so that in the event that BG will become bankrupt and/or cease to exist for whatever reason, representatives of Kornit and Ashtrom Industries Ltd. shall meet in order to mutually locate a third party who will manufacture the products instead of BG on the basis of the mentioned formula, and that its contract and terms will be agreed upon and approved in advance by Ashtrom Industries Ltd. For the avoidance of doubt, Kornit shall continue to pay for products which will be recieved and shall not own the formula.

20.	All data related to Kornit/BG and their products, including manufacturing processes and formulas of Kornit/BG relative to their products, the volume of purchases, prices, products purchased, etc., are confidential and Kornit/BG or its representative are prohibited from disclosing them or making any use of them, particularly in connection with competitors of the Kornit. Provisions of this section shall not apply to information that is in the public knowledge and/or information known to Kornit/BG from other sources before it was provided by Kronit/BG to the respective party and/or which came to Kornit/BG's attention by a third party other than through a breach of confidentiality towards Kornit/BG. In the event Kornit/BG are required by law to disclose this agreement or any of its content to any regulatory institution including the United States Securities and Exchange Commission (SEC) or Nasdaq, then each of them shall be allowed to operate in accordance with the requirements of the aforementioned authorities as instructed by their respective legal counsels.

/s/ Ofer Sandelson	/s/ Sharon Leventer
Ofer Sandelson	Sharon Leventer CEO
COO	B.G. (Israel) Technologies Ltd.

22.12.2016

/s/ Guy Avidan
Guy Avidan
CFO

The parameters for Kornit's Polymers:

[* * *]

[* * *] [* * *] [* * *]

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